

July 30, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

> **Re:** **Del Global Technologies Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 15, 2010**
> **File No. 333-166867**

Dear Mr. Quicke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to prior comment 5. Because it remains unclear how you determined that you did not begin the rights offering to your largest shareholder prior to filing this registration statement, we reissue the comment. Rather than focusing on arousing public interest or conditioning the market, please expand your analysis to address whether your communications with Steel Partners and its affiliates constituted the beginning of a privately negotiated transaction. Cite all authority on which you rely.

Can the Company terminate the rights offering, page 6

2. We note your response to comment 12 and we reissue the comment. Please revise to clearly state that you will return funds to shareholders promptly if you terminate the

offering, consistent with Rule 15c2-4. We note that your disclosure continues to indicate the funds will be returned within five days.

Have any shareholders, page 7

3.   We note your response to prior comment 14. Please revise to clarify the extent to which your largest shareholder will be subject to the protection mechanics in exhibit 99.1. With a view towards clarified disclosure,

   - tell us whether holders that currently hold in excess of 1.1 million shares will be permitted to participate in the offering;
   - provide your analysis as to why, in light of the protection mechanics, you believe the distribution of rights is pro rata;
   - tell us the maximum percentage and number of shares your largest shareholder could acquire assuming no other shareholder were to exercise its rights; and
   - explain how the protection mechanics in exhibit 99.1 relate to the limits in the agreement with Mellon, as indicated in your response to the second bullet-point.

4.   Please revise the cover page of the prospectus and elsewhere as appropriate to clarify that the stock splits will not occur, if at all, prior to the closing of the rights offering, as indicated in your response to the third bullet-point of prior comment 14.

Protection Mechanics, page 24

5.   We note the section added in response to prior comment 7. Please revise to clarify in what way the protection mechanics are binding and enforceable against investors in this offering, as indicated in the ninth bullet-point on page 24. Add appropriate risk factor disclosure. We may have further comment based on your response.

Exhibit 8.1

6.   Given the date restriction in the fourth paragraph, please file an opinion dated on the date that the registration statement becomes effective, or provide a revised opinion without this restriction.

7.   Please provide the consent of counsel regarding the discussion of the opinion in the registration statement. Also, amend your exhibit index to indicate where the consent is filed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   Steven Wolosky
               Jeffrey S. Spindler
               Olshan Grundman Frome Rosenzweig & Wolosky LLP